Review and Recommendations

Use 1-4 Mineral Claims

Weepah Hills Area

Esmeralda County

Nevada, USA

Prepared by: Western Minerals Inc.

For: Tuffnell Ltd.

Dated: August 8, 2008

Table of Contents

Page

Contents

2

Illustrations

3

0.0

Summary

4

1.0

Introduction and Terms of Reference

5

1.1

Glossary

5

2.0

Disclaimer

7

3.0

Property Description and Location

7

4.0

Accessibility, Climate, Local Resources,

Infrastructure and Physiography

8

5.0

History

10

6.0

Geological Setting

6.1

Regional Geology

10

6.2

Local Geology

11

6.3

Property Geology

11

6.4

Deposit Type

11

6.5

Mineralization

12

7.0

Exploration

7.1

Geophysics of the Vet 1-4 Mineral Claims

12

7.2

Geochemistry of the Vet 1-4 Mineral Claims

13

8.0

Drilling

13

9.0

Sample Method and Approach

13

9.1

Results

13

Page

10.0

Sample Preparation, Analyses and Security

14

11.0

Data Verification

14

12.0

Adjacent Properties

14

13.0

Mineral Processing and Metallurgical Testing

14

14.0

Mineral Resource and Mineral Reserve Estimates

15

15.0

Other Relevant Data and Information

15

16.0

Interpretation and Conclusions

15

17.0

Recommendations

15

17.1

Recommended Drilling

16

18.0

References

16

19.0

Author’s Qualifications and Certification

17

Illustrations

Location

Figure 1.

Location Map, As Shown

after page 4

Figure 2.

Claim Area Map, As Shown

after page 7

Figure 3a.

Regional Geology Map, 1:250,000

after page 8

Figure 3b.

Legend to Accompany Figure 3a.

after Fig. 3a.

Figure 4.

Aeromagnetic Map, 1:250,000

after page 12

0.0

Summary

The Use property consists of four contiguous, located, lode mineral claims, Use 1-4 comprising a total of 82.64 acres. Tuffnell Ltd., a Nevada U.S.A. corporation is the beneficial owner of the mineral claims.

The mineral claim area is underlain by unconsolidated material comprised of desert wash, colluvium, alluvial and playa deposits of Quaternary period and immediately adjacent to the claim  area on the south and west are Lower Paleozoic age meta-sediments and Mesozoic age plutonic rock units.

Immediately adjacent to the mineral claims on the southeast the observed rock exposures reveal in places  low angle, thrust faulting.

The underlying rock units exhibit a distinctive NW-SE trending aeromagnetic pattern that could indicate a response due to a rock contact.  All of the mineral claim area is drift or overburden covered and offers exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated these northeasterly to east-westerly trending zones. These fluids could emanate from deeper sources related to intrusive activity and travel along structurally prepared conduits in the underlying bedrock.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and reconnaissance soil geochemistry program. An exploratory drilling program could follow the Phase 1 and 2 surveys and be contingent upon positive results being obtained from the previous fieldwork.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

1.0

Introduction, Terms of Reference

The report of "Use 1-4 Mineral Claims, Weepah Hills Area, Esmeralda County, Nevada, USA”, includes the property and surrounding geology, history, past exploration and mineral potential. This report is being done at the request of the Board of Directors of Tuffnell Ltd. The author of this report is a Qualified Person. He is a registered Professional Geoscientist, #18,712 and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 34 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as “Google”. Search for “Dictionary of Earth Science Terms”, then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the enclosed definitions list in the Glossary of this report.

1.1

Glossary

(Specific to a Report on the Use 1-4 Mineral Claims, by James W. McLeod, P. Geo. (BC), Consulting Geologist dated August 8, 2008 on behalf of Tuffnell Ltd.).

Aeromagnetic survey - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder. Total intensity magnetic field of the earth in nanoteslas relative to an arbitrary datum.

Alluvial - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

Aphanitic - fine grained crystalline texture.

Blind-basin - a basin practically closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

Colluvium - loose, unconsolidated material usually derived by gravitational means, such as falling from a cliff or scarp-face and often due to a sort of benign erosion such as heating and cooling in a desert environment.

Desert wash - out-wash in dry (desert) or arid areas of colluvium or alluvial material accumulated on the sides of valleys or basin channels by often irregular and violent water flow, i.e. flash floods.

Elongate basin - a longer than wide depression that could be favorable to in-filling by material from adjacent eroding mountains.

Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

Intermontane belt - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply the erosional material to infill the basin.

Lode mineral claim (Nevada) - with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

Overburden or Drift Cover - any loose material which overlies bedrock.

Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

Playa - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

Plutonic, igneous or intrusive rock - usually a medium to coarser grain sized crystalline rock that generally is derived from a sub-surface magma and then consolidated, such as in dykes, plugs, stocks or batholiths, from smallest to largest.

Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

Quarternary - the youngest period of the Cenozoic era.

Snow equivalent - Approximately 1" of precipitation (rain) = 1' snow.

Syenite - Coarse grained, alkalic, low in quartz intrusive rock.

Trachyte - fine grained or glassy equivalent of a syenite.

Volcaniclastic - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

2.0

Disclaimer

The author reviewed the historical data and has personally visited the property area.  This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the  general area and mineral exploration business and upon sources of information that are identified.

3.0

Property Description and Location

The Use mineral claims consist of 4 located mineral claims in one contiguous, 2x2 group (see Figure 2) that are listed as follows:

Name

Area

Good to Date

Use 1

20.66 ac.

Sept. 1, 2008

Use 2

20.66 ac.

Sept. 1, 2008

Use 3

20.66 ac.

Sept. 1, 2008

Use 4

20.66 ac.

Sept. 1, 2008

The beneficial owner of the above listed mineral claim is Tuffnell Ltd., 1802 North Carson St., Suite 212, Carson City, NV 89701. Contact Person: Kyle Beddome.

The Use 1-4 mineral claims (see Figure 2) comprise a total of 82.64 acres. The mineral claim area may be located on the Esmeralda County 1:250,000 map sheet or the Weepah Quadrangle 71/2' map sheet. At the center of the property the latitude is 37° 57.600' N and the longitude is 117° 31.000' W. The Use 1-4 mineral claims lie approximately 18 airmiles southwest of Tonopah, NV.

4.0

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Use property lies in the west central area of the State of Nevada southwest of the Town of Tonopah and is accessible from Highway 95 by traveling north of the Town for 34 miles to the Silver Peak cutoff (Nevada Highway 265). Go south for 18 miles towards Silver Peak and turn to the east at the Weepah junction. Travel northeast for 3.4 miles to a fork in the road. Take the left fork and travel north for 5 miles to the canyon and another fork in the road. Take the left fork 7 miles to the north to the ghost town of Weepah and take the right fork to the east for 2 miles to a junction. Take the north fork for 5 miles to another fork and keep to the right (southwest) for one mile to the property.

The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent, this amount of precipitation suggests a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F° average with high spells of 100+F° while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during mid-winter average, for the month of January, from the high 20's to the low 40's F° with low spells down to -20 F°.

The Town of Tonopah offers much of the necessary amenities required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or specialized equipment can be acquired in the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south of Tonopah.

Infrastructure such as highways and secondary roads, communications, accommodations and supplies that are essential to carrying-out an exploration program are at hand in the Tonopah-Silver Peak areas.

The Use property lies in low sloping terrain that occurs on the western flank of a moderately steep mountainous hill. Much of this area with many broad open valleys and spiney mountain ridges hosts sagebrush and other desert plants on the low hill slopes. Juniper and pinon growing above 6,500' with pinon becoming more dominant at higher elevations. The area is arid. Many intermittent, old south draining water courses traverse the area, but surface water is very scarce and potable surface water does not occur. Drilling water would have to be trucked in from Silver Peak. Mining holds an historical and contemporary place in the development and economic well being of the area.

The claim area ranges in elevation from 6,100' to 6,200' mean sea level. The physiographic setting of the property can be described as open desert in the valleys within a mosaic of north and northwest draining, dry watercourses that traverse the general area. The area has been surficially altered both by fluvial and wind erosion and the depositional (drift cover) effects of in-filling. Thickness of drift cover in the valleys may vary considerably.

5.0

History

The recorded mining history of the general area dates from the 1860's when prospectors passed through heading north and west. The many significant lode gold, silver and other mineral product deposits developed in the area was that of the Weepah Camp in 1904, Goldfield Camp, 1905; Coaldale, coal field, 1913; Divide Silver Mining District, 1921 and the Candalaria silver-gold mine which operated as an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation.

6.0

Geological Setting

6.1

Regional Geology

The regional geology of Nevada is depicted as being underlain by all major types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys. This feature suggests W to E compression that has expression through low angle thrust faulting and bringing the older rock units into contact with the younger units as a detached assemblage. Faulting plays a large part in many areas of Nevada and an even larger part in the emplacement of mineral occurrences and ore bodies.

The geology of Esmeralda County has been recognized to contain three unconformable assemblages; the older sedimentary and metamorphic units with a mid-aged sedimentary and igneous assemblage and the youngest volcanic-sedimentary assemblage. These major divisions are divided by unconformities, i.e. periods of age that are not represented or erosion gaps in the record.

6.2

Local Geology

The local geology within the Weepah area appears to be represented by the older meta-sedimentary contacting with the younger Jurassic aged intrusive rock units. The youngest Post Plutonic assemblage occurs about the older rock units. Thrust faulting is evident in the area and may offer exploration potential.

Tertiary age volcano-sediments and ash fall tuff units are abundant on the west side of the Weepah hills. Much of the area has very young unconsolidated cover on the flanks of many of the hills and older stream courses.

6.3

Property Geology

The geology of the Use property area may be described as being covered by Quaternary age desert wash, collovium, alluvium and playa deposits and immediately adjacent to the claim area are surrounding Lower Paleozoic age meta-sediments and Mesozoic age intrusive rock (plutonic) units.

This young covered westerly sloping area occurs within a larger surrounding area of rock exposure and known mineral occurrences on the northern flank of the Weepah Hills exhibiting a good geological setting and an excellent target area in which to conduct mineral exploration.

Thrust faulting is evident within the adjacent area on the north side of the mineral claims. Many more areas exhibiting thrusting are evident on the flanks of the alluvial covered valleys particularly on the north-east and south sides of the Weepah Hills mineral occurrences or structurally prepared bedrock should be sought after in those areas.

6.4

Deposit Type

The deposit types that are found occurring in the regional area and the more localized areas vary considerably. Silver and gold quartz veins predominate at Tonopah. Some of the most productive veins represent the silicification and replacement of sheeted zones of trachyte that was originally marked by close-set parallel fractures, but not faulting. The two hosts of mineralized quartz veins are 1) older pre-Tertiary volcanic rocks, i.e. Silver Peak (Mineral Ridge area), Weepah and Hornsilver or 2) Tertiary rhyolite host rocks that occur at Tonopah and other younger volcanic rocks, i.e. Goldfield and Divide. Base metal deposits are more commonly of interest now than in the past and may be sought in the general area. The industrial mineral barite that is observed to occur either in vein or bedded types have been recognized in close proximity to the mineral claim area.

The base and precious metal deposit types that historically predominate in the general area are as the copper-gold or copper-molybdenum porphyry occurrences with peripheral base and precious metal occurrences as veins and/or contact zones of mineralization.

Geophysical techniques may be most effective in the covered areas as a follow-up to the prospecting and soil sampling program.

6.5

Mineralization

By far the largest production in the County comes from the vein-type of gold and silver occurrences in quartz fissures in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

7.0

Exploration

7.1

Geophysics of the Use 1-4 Mineral Claims

The aeromagnetic results shown in Figure 4 are from a survey after U.S.G.S. map GP-753.

The Use property is seen to lie in an area of a distinctive NW-SE aeromagnetic trend. The moderately strong changes in gradient of the aeromagnetic contours in the claim area suggests changes that may be related to a geological rock contact. In this area, ground geophysical surveys may add more detail to our understanding of the possible potential of the mineral claims.

7.2

Geochemistry of the Use 1-4 Mineral Claims

To the best of the authors' knowledge, the Use 1-4 property may not have undergone any detailed ground exploration work including geochemistry which may have usefulness in this area. Although much surface hand trenching has been performed in both the regional and local areas. The author favors some mobile metal ion (MMI) soil sampling and very selective, total digestion method followed by a sensitive trace element analyses.

8.0

Drilling

No drilling appears to have taken place on the area covered by the Use 1-4  mineral claims.

9.0

Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2”x2”x2” of freshly broken material. The sample grid location correlated with global positioning system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1

Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

10.0

Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The relatively new and proprietary digestive method called mobile metal ions (MMI) may be very useful in our exploration. The samples in the desert climates are taken consistently from between 8" and 10" in the overburden below the organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the analyses are more expensive than the standard soil sampling method, but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

11.0

Data Verification

Previous exploration has not been conducted on these mineral claims by the author, but the good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property. The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0

Adjacent Properties

The Use 1-4 mineral claims occur in a general area that has undergone some prospecting in the past. The general area has known barite occurrences, as well as gold and silver potential. The Use property does not have immediately adjacent mineral claims.

13.0

Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the Use property.

14.0

Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or reserve, conforming to currently accepted standards, could be undertaken at this time.

15.0

Other Relevant Data and Information

All relevant data and information concerning the Use property has been presented in this report.

16.0

Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the discovery of a large, possibly low grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Use 1-4 mineral claims.

17.0

Recommendations

The author believes that the known mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the mineral claim area. The drift covered parts of the property offer good exploration areas because of the possibility of mineralization, good geological setting and generally a lack of exploration testing. Also, remote sensing such as the aeromagnetic survey may indicate possible exploration areas of interest within the Use 1-4 mineral claims.

Prospecting, mapping and a reconnaissance geochemical soil survey of the claim area should be undertaken if and when the Company is in a position to do so. The following two phase exploration proposal and cost estimate is offered with the understanding that consecutive exploration phases are contingent upon positive results being obtained from each preceding phase:

Phase 1

Detailed prospecting, mapping and MMI soil geochemistry.

This program is expected to take 30-45 days to complete

including turnaround time on the analyses that are conducted in Australia. The estimated cost for this all inclusive

program is

$ 8,000

Phase 2

Magnetometer and VLF electromagnetic or other geophysical

grid-controlled surveys over the areas of interest determined by the Phase 1 survey. This program is expected to take one

month to complete. Included in this estimated cost are

transportation, accommodation, board, grid installation, the geophysical surveys, maps and report

9,000

Total

$ 17,000

17.1

Recommended Drilling

No recommendations for drilling on the Use 1-4 mineral claims can be made at this time. If the exploration were to proceed through Phase 2 this decision could possibly then be made.

18.0

References

Alders , J.P. and Stewart, J.H.: Geology and Mineral Deposits of Esmeralda County, Nevada. Bulletin 78, Nevada Bureau of Mines and Geology.

Hildenbrand, Thomas G. and Kucks, Robert P., 1988: Total Intensity Magnetic Anomaly Map of Nevada. Map 93A, Nevada Bureau of Mines and Geology.

Lincoln, Francis Church, 1982: Mining Districts and Mineral Resources of Nevada with Map of the State of Nevada (Mineral Occurrences), U.S.G.S. compiled in 1921-22, but to current County boundaries.

Papke, Keith G., 1984: Barite in Nevada. Bulletin 98, Nevada Bureau of Mines and Geology.

Stager, Harold K. and Tingley, Joseph V., 1988. Tungsten Deposits in Nevada. Bulletin 105, Nevada Bureau of Mines and Geology.

19.0

Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

1.0

I am currently self-employed as a Consulting Geologist with an office located at P.O. Box 3540, 4590 Deodar Road, Silver Springs, NV 89429.

2.0

I am a graduate of the University of British Columbia (1969), B. Sc. (Major Geology).

3.0

I am a member in good standing of with The Association of Professional Engineers and Geoscientists of British Columbia and am a Fellow of the Geological Association of Canada.

4.0

I have worked as a geologist for a total of 37 years since graduation.

5.0

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.0

I am responsible for the preparation of sections 1 to 19 of the technical report titled “Review and Recommendations, Use 1-4 Mineral Claims, Weepah Hills Area, Esmeralda County, Nevada,  USA.” dated August 8, 2008 (the Technical Report) relating to the Use mineral property.

7.0

I have had prior involvement in the general area and specifically the areas northwest, east and southeast of the Use 1-4 mineral claims.

8.0

I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose would make the Technical Report misleading.

9.0

I am independent of the issuer and have neither interest in the Use 1-4 mineral claims nor Tuffnell Ltd.

10.0

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

11.0

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

Dated at Silver Springs, NV this 8th day of August 2008

James W. McLeod, P. Geo.

Qualified Person

18